O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RNEBEL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2279

March 23, 2017

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rockwell Medical, Inc. (the “Company”) Soliciting Material Under Rule 14a-12 (the “Soliciting Material”) Filed March 2, 2017 by Richmond Brothers, Inc. et al. File No. 000-23661

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 21, 2017 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our clients, Richmond Brothers, Inc. and Mark H. Ravich and the other participants in their solicitation (collectively, “Richmond Ravich”), and provide the following responses on Richmond Ravich’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Material.

General

1.	We refer to your response to prior comment 1. Without commenting on your response to the portion of the comment regarding formation of the Schedule 13D group, please provide an analysis as requested as to whether the activities in February 2016 demonstrate a purpose or effect of changing or influencing control of the company, thereby necessitating a filing on Schedule 13D at that time. See Rule 13d-1(e)(1) of Regulation 13D-G.

Richmond Ravich acknowledges the Staff’s comment and has requested that the following supplemental disclosure be provided to the Staff. Mr. Richmond and Mr. Ravich do not deny that they sought to have discussions with management of the Company in February 2016; however, they do not believe that their activities in February 2016 demonstrate a purpose or effect of changing or influencing control of the Company. In February 2016, Mr. Ravich sent the Company’s Chairman and CEO, Robert Chioini, three emails in which he stated his longtime support of the Company and acknowledged to Mr. Chioini widely known concerns held by many of the Company’s shareholders and offered suggestions to Mr. Chioini to consider with regard to improving results at the Company and communications with shareholders. The February 2016 correspondence, the purpose of which was to encourage the Company to voluntarily take action to improve its communications with shareholders and better its corporate governance practices, is attached hereto as Exhibit A. As the following excerpts reveal, Mr. Ravich and the other shareholders were supportive of the Company and were seeking to open a dialogue regarding various concerns and suggestions that management and the Board might on their own want to consider when evaluating ways to improve the Company.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 23, 2017

February 4, 2016

“In closing, we all fully support your leadership of the Company. However as you are still new in the role of leading a drug company we feel you could benefit from the experience and advice of industry veterans, both in commercializing our drugs and in dealing with the Public.

We encourage you to take advantage of the upcoming conference call to reinvigorate your shareholder base and to disseminate additional information to the public. We believe that this opportunity is much greater than the market is giving you credit for.

In addition, we would all like to have a conference call with you to further discuss the above issues either before or directly after the next earnings conference call.

Thanks in advance for considering our suggestions.”

February 22, 2016

“We would like to schedule a conference call with you as soon as possible, either before or right after your upcoming earnings conference call. Please let us know some times and days that would work for you. Our goal is to continue to handle this in a friendly and supportive way; however we feel it is inappropriate that so much time has passed with no response from the Company.”

In addition, prior to the February 2016 correspondence, as demonstrated in Exhibit B attached hereto, analysts had similarly noted the lack of details provided to the investment community by the Company and its failure to generate sales for Calcitriol despite obtaining approval in June 2014. The Company’s lack of transparency reached a breaking point with many analysts at the Q4 2015 earnings conference call, after which point many analysts dropped their coverage of the Company. Richmond Ravich reiterate that their intentions with respect to the Company in February 2016 were not designed to have the purpose or effect of influencing or controlling the Company.

March 23, 2017

Richmond Ravich will continue to provide the Staff with copies of its court filings made in the Eastern District of Michigan related to the matters raised by the Staff’s comments, which will include a more detailed analysis of Comment 1 of the Staff Letter.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	David S. Richmond, Richmond Brothers, Inc. Mark H. Ravich Steve Wolosky, Olshan Frome Wolosky LLP

March 23, 2017

EXHIBIT A

FEBRUARY 2016 COMMUNICATIONS

March 23, 2017

EXHIBIT B

ANALYST REPORTS